Exhibit 2.2

ASSET PURCHASE AGREEMENT

DATED AS OF FEBRUARY 24, 2020

BY AND BETWEEN

PEERSTREAM, INC.

AND

SECURECO, LLC

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 24, 2020, by and between SECURECO, LLC., a Delaware limited liability company (the “Purchaser”), and PEERSTREAM, INC., a New York corporation (the “Seller”).

WHEREAS, the Seller, in addition to its multimedia social apps business (the “Continuing Business”), has also developed certain communication solutions and operations capabilities with respect to the development and commercialization of secure messaging and data applications, software and middleware for enterprise and government client targets (the “Business”);

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, substantially all of the assets, properties and rights owned, used or held by Seller and related to or used in the Business (except for the Excluded Assets) upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual agreements contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I CERTAIN DEFINITIONS

The terms defined in Appendix I attached hereto, whenever used in this Agreement (including, without limitation, the exhibits and schedules attached hereto), shall have the meanings given to them in Appendix I.

ARTICLE II

PURCHASE AND SALE OF ASSETS; PURCHASE PRICE

2.01 Sale of the Acquired Assets. At the Closing, subject to the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser all rights, title and interests in and to the Acquired Assets and the Business free and clear of all Encumbrances.

2.02 Excluded Assets. All of Seller’s assets other than the Acquired Assets shall be retained by Seller and deemed excluded assets (collectively, the “Excluded Assets”), including, without limitation, the following assets: (i) all cash and cash equivalents; (ii) Accounts Receivables; (iii) the assets of the Seller listed on Schedule 2.02(iii); (iv) the Software listed on Schedule 2.02(iv) (the “Excluded Software”); (v) all Employee Benefit Plans and all insurance contracts, policies and/or administrative service arrangements related thereto; (vi) employment, consulting, bonus, incentive compensation, or other similar compensation-related contracts or agreement with any employee, officer, directors, independent contractor or consultant of the Seller; (vii) all severance, retention, change in control, deferred compensation or other similar separation-related contracts or agreements with any employee, officer, directors, independent contractor or consultant of the Seller; (viii) organizational documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, financial statements, and documents relating to the incorporation, maintenance and existence of the Seller as a corporation; (ix) all Contracts except for the Acquired Contracts; and (x) all real property, leaseholds or other interests owned, leased or operated by Seller and any buildings, structures or equipment owned or operated by the Seller, including all related leases, licenses, subleases, occupancy agreements and related Contracts.

2.03 Liabilities.

(a) Assumed Liabilities. At Closing, the Purchaser shall assume, and from and after the Closing the Purchaser shall be obligated to discharge and perform, the liabilities and obligations of the Seller under the Acquired Contracts, other than (i) such liabilities and obligations that are incurred by Seller on or prior to Closing Date, and (ii) any and all liabilities and obligations attributable to failure to perform, improper performance, breach of warranty or other breach, default or violation by Seller on or prior to the Closing Date, in each case, subject to Section 4.03 (the “Assumed Liabilities”).

(b) Excluded Liabilities. Notwithstanding anything to the contrary contained herein, except for the Assumed Liabilities, neither the Purchaser nor any of its Affiliates shall assume or otherwise be liable in respect of, or be deemed to have assumed or otherwise be liable in respect of, any debt, Claim, account payable, obligation, or other liability of the Seller, any of its Affiliates or the Business (the “Excluded Liabilities”), regardless of whether such debt, Claim, obligation, or other liability is matured or unmatured, contingent or fixed, known or unknown, and the Seller agrees that any and all Excluded Liabilities not discharged by the Seller at or prior to Closing shall be paid by the Seller.

2.04 Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Acquired Assets and the covenants contained in Section 4.01 of this Agreement shall be (a) Five Hundred Thousand Dollars ($500,000) (subject to increase in accordance with Section 9.01(d)) payable at the Closing to Seller by wire transfer in immediately available funds to such account or accounts as shall be designated by the Seller in writing at least two (2) business days in advance of the Closing and (b) the equivalent value of (i) sixty-four (64) days of Alexander Harrington’s severance (otherwise payable by Seller), and (ii) forty-five (45) days of Eric Sackowitz’s continued payroll and/or severance which shall be satisfied (A) by the Purchaser in cash at the Closing in the case of Eric Sackowitz (in the amount of Thirty-Nine Thousand Two Hundred Forty-Four Dollars ($39,244)) and Alexander Harrington, or (B) only in the case of Alexander Harrington, by Alexander Harrington entering into a severance waiver agreement with the Seller (the “Severance Waiver Agreement”), as may be determined by the Purchaser in its sole discretion.

ARTICLE III

CLOSING AND PAYMENT OBLIGATION

3.01 Closing. The consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall be held at the offices of Pryor Cashman LLP, 7 Times Square, New York, New York on the second business day after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date). The date of the Closing is sometimes herein referred to as the “Closing Date”. By mutual agreement of the parties, the Closing may be alternatively accomplished by electronic pdf. transmission to the respective offices of legal counsel for the parties of the requisite documents, duly executed where required, with originals to be delivered by overnight courier service on the next business day following the Closing.

3.02 Deliveries by the Seller. Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties and agreements of the Purchaser contained herein, and in consideration of the Purchase Price, the Seller agrees to deliver at the Closing the following, all reasonably satisfactory in form and substance to the Purchaser and its legal counsel: (i) the Acquired Assets; (ii) a duly executed bill of sale for all of the Acquired Assets (the “Bill of Sale”); (iii) a duly executed assignment and assumption agreement necessary to transfer to the Purchaser the Acquired Contracts and certain other Acquired Assets (the “Assignment and Assumption Agreement”); (iv) a duly executed patent and trademark assignment necessary to evidence the transfer of the Trademarks and Trademark registrations listed on Schedule 5.07(b) and the goodwill associated therewith (the “Trademark Assignment”) ; (v) all documents of title, if any, necessary to transfer to the Purchaser any of the Tangible Property; (vi) evidence reasonably satisfactory to the Purchaser that any and all Encumbrances on the Acquired Assets have been released; (vii) evidence of receipt of all consents set forth on Schedule 5.05; (viii) all documents necessary to transfer to the Purchaser the registered domain names related to the Web Sites; (ix) a duly executed copy of the Severance Waiver Agreement, if applicable, of Alexander Harrington; (x) a certificate of Seller relating to the items set forth in Section 7.01(a), (b) and (d); and (xi) all other deeds, endorsements, transfer, conveyance and assumption documents and any other instruments and documents as, in the reasonable opinion of counsel for the Purchaser, are required to vest in the Purchaser all right, title and interest in and to any of the Acquired Assets or to effectuate the terms of this Agreement.

3.03 Deliveries by the Purchaser. Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties and agreements of the Seller contained herein, and in consideration of the Acquired Assets, the Purchaser agrees to deliver at the Closing the following, all reasonably satisfactory in form and substance to the Seller and its legal counsel: (i) the wire transfer(s) described in Section 2.04; (ii) a duly executed Assignment and Assumption Agreement; (iii) duly executed Trademark Assignment; (iv) a duly executed copy of the Alexander Harrington Severance Waiver Agreement if applicable, and (v) a certificate of Purchaser relating to the items set forth in Section 7.02(a) and (b).

ARTICLE IV

COVENANTS

4.01 Agreement Not to Compete and Non-Disparagement

(a) For good and valuable consideration and in furtherance of the sale of the Acquired Assets and the Business to the Purchaser hereunder, in order to insure that the Purchaser obtains the benefits it reasonably expects to obtain hereunder and to more effectively protect the value and goodwill of the Acquired Assets and the Business, the Seller covenants and agrees that, for the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, the Seller will neither, and will cause its Affiliates to neither, directly nor indirectly:

(i) participate or have any interest in, own, manage, operate, control, be connected with as a stockholder, director, officer, employee, member, partner or consultant, or otherwise engage, invest or participate in any business located in the United States that is competitive with the Business;

(ii) persuade or attempt to persuade any employee of Purchaser or its Affiliates to leave Purchaser’s employ, or to become employed by any other person other than Purchaser other than as a result of any general marketing or solicitation of employment that is not directed specifically to employees of Purchaser or its Affiliates; or

(iii) make any public statements which disparages the reputation of the Business, the Purchaser or its Affiliates.

The provisions of this Section 4.01(a) shall not apply to prevent Seller from owning up to five percent (5%) in the aggregate of any class of securities of any corporation engaged in the prohibited activities described above, provided that such securities are listed on a national securities exchange or registered under securities laws of the United States.

(b) Seller acknowledges that money damages will be impossible to calculate and may not adequately compensate the Purchaser in connection with an actual or threatened breach by Seller of any of the provisions of this Section 4.01. Accordingly, Seller waives all rights to raise the adequacy of the Purchaser’s remedies at law as a defense if the Purchaser seeks to enforce by injunction or other equitable relief the due and proper performance and observance of the provisions of this Section 4.01.

(c) Seller and the Purchaser acknowledge and recognize that each of the covenants contained in this Section 4.01 are integral to the sale to the Purchaser of the Acquired Assets and the Business, that without the protection of such covenants the Purchaser would not have entered into this Agreement, that the consideration paid by the Purchaser as set forth in Section 2.04 hereof and the allocation of the consideration stated on Exhibit A hereof bear no relationship to the damages the Purchaser may suffer in the event of any breach of such covenants, and that such covenants contain limitations as to time, geographical area and/or scope of activity to be restrained which are reasonable and necessary to protect the Purchaser’s business interests and the value of the Business and the Acquired Assets. If this Section 4.01 shall nevertheless for any reason be held to be excessively broad as to time, duration, geographical scope, activity or subject, the parties shall amend this Section 4.01 so that it will be enforceable to the fullest extent compatible with applicable laws that shall then apply.

4.02 Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

4.03 Unassignable Governmental Contracts; Transition Expenses and Fees. Prior to Closing, Seller shall be solely responsible for the cost of obtaining any and all consents to the assignment of Acquired Contracts, including, without limitation, Governmental Contracts. In the event Seller is unable to assign any Governmental Contract to Purchaser on or prior to Closing (each, an “Unassignable Governmental Contract”), (i) Seller shall reasonably cooperate with Purchaser in any arrangement necessary or desirable to provide to Purchaser the benefits of such Unassignable Governmental Contracts at Purchaser’s sole cost and expense except for de minimis costs and expenses which shall be borne by Seller, and (ii) Purchaser shall be liable for all of Seller’s obligations incurred following the Closing Date pursuant to such Governmental Contracts (other than those obligations attributable to failure to perform, improper performance, breach of warranty or other breach, default or violation by Seller on or prior to the Closing Date). So long as Seller is complying with its obligations in the preceding sentence, (i) Seller shall be entitled to receive a transition services fee of five percent (5%) of all revenues actually received by Purchaser or its Affiliates pursuant to any such Unassignable Governmental Contract, and (ii) Purchaser shall be responsible for any reasonable fees of legal counsel, which legal counsel shall be mutually agreed upon by the parties, incurred by Seller that are directly related to the negotiation and execution of any such Unassignable Governmental Contracts that are in the “request for proposal” stage as of the Closing Date.

4.04 Employees.

(a) Offers of Employment. Purchaser may offer employment (on an “at will” basis, to the extent permitted by law) to Seller’s former employees listed on Schedule 4.04(a) (each, an “Offered Employee”), as determined in Purchaser’s sole discretion and subject to Purchaser’s standard employment screening policies. Each Offered Employee who accepts an offer of employment from Purchaser is referred to herein as a “Transferred Employee”.

Notwithstanding anything herein to the contrary, Purchaser shall not have any responsibility for, and Seller shall retain and hold Purchaser harmless and indemnify Purchaser with respect to, any and all liabilities (including statutory or contractual severance benefits) arising as a result of the actual or constructive termination of an Offered Employee’s employment with Seller.

(b) Employee Liabilities. Purchaser shall not be liable for, and the Seller shall pay, perform or otherwise discharge as the same shall become due and payable, any liabilities arising out of or relating to employment of its employees (including, without limitation, the Offered Employees) on and prior to the Closing Date, including, but not limited to, liabilities for wages for services, accrued vacation and sick leave, Employee Benefit Plans and claims arising out of or relating to such individual’s employment or termination thereof.

(c) No Third-Party Beneficiaries; No Guarantee of Employment. Notwithstanding anything in this Section 4.04 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Employee Benefit Plan or any employee benefit plan of Seller or Purchaser. Seller and Purchaser acknowledge and agree that all provisions contained in this Section 4.04 are included for their sole benefit, and that nothing in this Section 4.04, whether express or implied, shall create any third party beneficiary or other rights: (i) in any other Person, including any Offered Employee, any participant in any Employee Benefit Plan or employee benefit plan of Purchaser, or any dependent or beneficiary thereof, or (ii) to continued employment with Seller or Purchaser or to any particular term or condition of employment.

4.05 Taxes.

(a) Seller shall be responsible for the payment of all Taxes, including, without limitation, transfer, documentary, use, stamp, registration, real property transfer, recording, stock transfer and other similar taxes and fees (including any penalties and interest), which may be payable with respect to the transactions contemplated by this Agreement, and shall file all necessary Tax returns related thereto. Each of the parties waive compliance with the bulk sales Laws and any other similar Laws (including state Tax Laws) in any applicable jurisdiction in respect of the transactions contemplated by this Agreement; provided, however, that the Seller shall pay and discharge when due all liabilities asserted against Purchaser or the Acquired Assets by reason of such noncompliance and shall promptly take all necessary actions required to remove any Encumbrance which may be placed upon any of the Acquired Assets by reason of such noncompliance. Each of the parties acknowledges and agrees that the other party, its Affiliates or Representatives have not provided any advice to such party or its Affiliates or any of their respective Representatives with respect to Taxes arising out of, related to or in connection with the transactions contemplated by this Agreement.

(b) Purchase Price Allocation. The Purchaser and the Seller shall allocate the Purchase Price and the amount of the Assumed Liabilities among the Acquired Assets for Tax purposes in a manner consistent with the methodology set forth in the Allocation Schedule attached hereto as Exhibit A, which shall be in compliance with Section 1060 of the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.

Except as otherwise required by law, (i) none of the parties shall take a position on any Tax return or in any Proceeding inconsistent with such allocation and (ii) the Purchaser and the Seller shall file all Tax returns and forms consistent with such allocation.

(c) Conflict. To the extent of any conflict between this Section 4.05 and the other provisions of this Agreement, the provisions of this Section 4.05 shall govern and control.

4.06 Change of Name. Promptly following the Closing, the Purchaser, at Purchaser’s sole expense, will cause any Website or URL included in the Acquired Assets having the name “Peerstream” or any derivative thereof to change the name thereof as soon as practicable after Closing.

4.07 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise consented to in writing by Purchaser, Seller shall use its commercially reasonable efforts to (a) conduct the Business in the ordinary course of business consistent with past practice and in compliance with all applicable laws, and (b) maintain and preserve intact the Acquired Assets, the Business and its operations and the rights, goodwill and relationships of its employees, customers, and others having relationships with the Business.

4.08 Access to Information; Cooperation with Financing. From the date hereof until Closing, Seller shall, at Purchaser’s sole cost and expense, (i) afford Purchaser and its Representatives reasonable access to and the right to inspect all of the Acquired Assets and Seller’s books and records related to the Business, (ii) furnish Purchaser and its Representatives with such financial, operating and other data and information related to the Business as Purchaser and its Representatives may reasonably request, (iii) at the request of the Purchaser, use commercially reasonable efforts to cooperate with the Purchaser in connection with the arrangement of the financing described in Section 7.01(e), and (iv) instruct the Representatives of Seller to cooperate with Purchaser in connection with the foregoing; provided, however, that any investigation or requested cooperation pursuant to this Section 4.08 shall not to unreasonably interfere with the conduct of the Business or the Continuing Business.

4.09 Further Assurances. Each of the Seller and the Purchaser shall cooperate, and take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or as reasonably requested by the other party to consummate and make effective the transactions contemplated by this Agreement and transfer, assign and vest in Purchaser the Acquired Assets. Following the Closing Seller shall (at Seller’s cost and expense) (i) use its commercially reasonable efforts to obtain any and all required consents of third parties which Seller has not obtained as of the Closing Date (subject to Section 4.03), and (ii) at Purchaser’s sole cost and expense, testify in any Proceeding, cooperate with the Purchaser in perfecting and protecting Purchaser’s rights and interests in Acquired Intellectual Property, and execute all documents, agreements or instruments, make all assignments, and use its commercially reasonable efforts to assist Purchaser, its Affiliates, successors, assigns and nominees in connection with obtaining and enforcing proper protection for the Acquired Intellectual Property, including with respect to all future patent applications of Purchaser relating to the Acquired Intellectual Property.

4.10 No Solicitation of Other Bids. From the date hereof until Closing, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. For purposes of this Section 4.10, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business or the Acquired Assets.

4.11 Closing Conditions. From the date hereof until Closing, Seller and Purchaser shall use commercially reasonable efforts to take such actions as are necessary to satisfy the closing conditions set forth in Article VII.

4.12 Waiver of Non-Competition and Non-Solicitation Provisions. Seller, on behalf of itself and its successors and assigns, hereby irrevocably waives, any and all rights whatsoever to which Seller is entitled under (i) the provisions of Section 4(b) and Section 7(a) of the Harrington Employment Agreement and Sackowitz Employment Agreement, respectively, and any employment agreement, consulting agreement or other agreement with any Transferred Employee, in each case, with respect to any representations and restrictive covenants which may prohibit competition with the Business, and (ii) the provisions of Section 7(b)(i) of the Harrington Employment Agreement and the Sackowitz Employment Agreement, respectively, and any employment agreement, consulting agreement or other agreement with any Transferred Employee, in each case, with respect to any restrictive covenants which may prohibit interference with or attempt to solicit business with any customer and/or business partner of the Seller as it may relate to the Business (for the avoidance of doubt, except as specifically set forth herein, the following waiver is not intended to waive any solicitation restrictions with respect to any employee or independent contractor of Seller), in each case, including, but not limited to, any enforcement rights arising from, relating to, or contained in any such agreement or otherwise available at law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to further induce the Purchaser to enter into and perform this Agreement, the Seller hereby represents and warrants to the Purchaser, as follows:

5.01 Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Seller has all requisite corporate power and authority to enable it to own, lease or otherwise hold the Acquired Assets and to carry on the Business as presently conducted. The Seller is duly qualified to do business and in good standing in each jurisdiction in which the nature of the Business or the ownership, leasing or holding of the Acquired Assets makes such qualification necessary except when the failure to be so qualified would not have a material adverse effect on the Business.

5.02 Authorization. The Seller has all requisite power and authority to enter into this Agreement and each Related Document to which it is a party and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by the Seller to authorize the execution, delivery and performance of this Agreement and each Related Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken.

5.03 Valid and Binding. This Agreement and each Related Document constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except that (i) such enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

5.04 No Violation. Except as set forth on Schedule 5.04 hereto, the execution and delivery of this Agreement and each Related Document by the Seller, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof does not and will not (subject only to obtaining any required consents, approvals, authorizations, exemptions or waivers set forth on Schedule 5.05 hereto) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under or result in the creation of any Encumbrance of any kind upon any of the Seller’s assets under, any provision of (i) the Certificate of Incorporation or By-laws of the Seller, (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment or loan or other Contract to which the Seller is a party or by which any of the Acquired Assets are bound or otherwise affected (including, without limitation, the Acquired Contracts), or (iii) any Law applicable to the Seller or the Acquired Assets.

5.05 Consents and Approvals. Except as set forth on Schedule 5.05 hereto, no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any court or other tribunal, and no consent or waiver of any party to any Acquired Contract is required to be obtained by the Seller in connection with the execution, delivery and performance of this Agreement and each Related Document or the consummation of the transactions contemplated hereby or thereby.

5.06 Contracts and Commitments. Schedule 1.02(d) sets forth a true, complete and correct list of all Contracts related to the operation, use or maintenance of the Business or the Acquired Assets. The Acquired Contracts constitute all of the contracts and agreements necessary for the Purchaser to operate, use and maintain the Acquired Assets and the Business following Closing in the same manner as operated, used and maintained by Seller prior to Closing. Except as set forth on Schedule 5.06 hereto, (i) all of the Acquired Contracts constitute valid and binding agreements of the Seller and each other party thereto, enforceable in accordance with their terms; (ii) with respect to the Acquired Contracts there are no existing defaults by the Seller or, to Knowledge, by any other party thereto and there is no event which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default under the Acquired Contracts by the Seller or, to Knowledge, by any other party thereto; (iii) the Seller is not restricted by agreement from carrying on in any geographical location the Business as conducted on the Closing Date; and (iv) there are no negotiations pending or in progress to revise any Acquired Contract.

5.07 Intellectual Property

(a) Schedule 1.02(c) sets forth a true, complete and correct list of each item of Acquired Intellectual Property. Schedule 1.36 sets forth a true, complete and correct list of each item of Owned Intellectual Property. Schedule 1.34 sets forth a true, complete and correct list of each item of Licensed Intellectual Property.

(b) Schedule 5.07(b) sets forth a true, complete and correct list of: (i) all Intellectual Property Registrations of the Seller or otherwise relating to the Acquired Intellectual Property (including, without limitation the Owned Intellectual Property and the Licensed Intellectual Property), specifying as to each, as applicable, the title, mark, or design, the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status; (ii) all unregistered Copyrights and Trademarks included in the Acquired Intellectual Property; (iii) all Software and Programs included in the Acquired Intellectual Property; and (iv) each Service currently or previously provided or marketed by the Seller in connection with the operation of the Business.

(c) Schedule 5.07(c) contains a correct, current and complete list of all Intellectual Property Agreements: (i) under which Seller is a licensor or otherwise grants to any Person any right or interest relating to any Acquired Intellectual Property; (ii) under which Seller is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Seller’s ownership or use of any Intellectual Property in the conduct of the Business as currently conducted or proposed to be conducted, in each case identifying the Intellectual Property covered by such Intellectual Property Agreement. Seller has provided Purchaser with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect. To the Seller’s Knowledge, neither Seller nor any other party thereto is in breach of or default under, and Seller has not provided or received any written notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement.

(d) Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Owned Intellectual Property, and has the valid and enforceable right to use the Licensed Intellectual Property and all other Acquired Intellectual Property, in each case, free and clear of Encumbrances. Seller has entered into binding, valid and enforceable written Contracts with each current and former employee, consultant and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Acquired Intellectual Property during the course of employment or engagement with Seller whereby such employee, consultant or independent contractor (i) acknowledges Seller’s exclusive ownership of all Owned Intellectual Property invented, created or developed by such employee, consultant or independent contractor within the scope of his or her employment or engagement with Seller; and (ii) grants to Seller a present, irrevocable assignment of any ownership interest such employee, consultant or independent contractor may have in or to such Intellectual Property.

(e) Schedule 5.07(e) sets forth a complete and accurate list of all Publicly Available Software that has been or is currently being used by Seller in the Business. With respect to any Publicly Available Software that is or has been used by the Seller in any way in connection with any Owned Software, to the Seller’s Knowledge, all use and distribution of Owned Software and Publicly Available Software by or through the Seller is in full compliance with all licenses applicable thereto, including all copyright notice and attribution requirements. Seller has not disclosed to any third party or escrowed, or agreed to disclose to any third party or escrow, any Source Code of any Owned Software.

(f) To the Seller’s Knowledge, the Acquired Intellectual Property has not infringed, misappropriated, or otherwise violated the Intellectual Property or other rights of any Person and is not currently infringing, misappropriating, or otherwise violating the Intellectual Property or other rights in any Person. To the Seller’s Knowledge, no Person is infringing, misappropriating, or otherwise violating any Acquired Intellectual Property.

5.08 Title to the Assets. Except as described on Schedule 5.08, the Seller has good, marketable and legal title to, or a valid leasehold interest in, the Acquired Assets free and clear of all Encumbrances, except for Encumbrances for Taxes not yet due and payable.

5.09 Licenses; Permits. Schedule 5.09 sets forth, with respect to the Business and the Acquired Assets, all Governmental Authorizations and Permits and, except as set forth in Schedule 5.09, such Governmental Authorizations and Permits constitute all approvals, authorizations, certifications, consents, variances, permissions, licenses, or Permits to or from, or filings, notices, or recordings to or with, federal, state, or local Governmental Authorities that are required for the ownership and use of the Acquired Assets and the conduct of the Business under federal, state, and local Law, zoning requirement, or governmental restriction.

5.10 Taxes. All Tax returns with respect to the Business required to be filed by Seller for any Tax periods prior to Closing have been, or will be, timely filed. The term “Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

5.11 Employees. Except as set forth in Schedule 5.11(b): (i) no Offered Employee is due severance or other payment; and (ii) no Offered Employees are due transaction bonuses, change in control payments, or other payments that will be trigged by this transaction.

5.12 Litigation. Except as set forth on Schedule 5.12, to Seller’s Knowledge there is no written Claim or Proceeding pending or threatened in writing relating to or affecting the Business, the Acquired Assets or the Assumed Liabilities.

5.13 Compliance with Laws. To Seller’s Knowledge, Seller is currently in compliance, and has at all times prior to the date hereof been in compliance, in all material respects with all Laws applicable to the conduct of the Business as currently conducted or the ownership, operation, use and maintenance of the Acquired Assets.

5.14 Broker’s Fees. Neither the Seller nor anyone acting on their behalf has made any commitment or done any other act which would create any liability for any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

In order to further induce the Seller to enter into and perform this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

6.01 Corporate Organization; Due Authorization. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power to execute, deliver and perform this Agreement and each Related Document to which it is a party. The execution, delivery and performance of this Agreement and all Related Documents have been duly and validly authorized by all necessary corporate actions on the part of the Purchaser.

6.02 Valid and Binding. This Agreement constitutes (and, when executed and delivered at Closing, each Related Document, to the extent that the Purchaser is a party thereto, will constitute) a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that (i) such enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

6.03 Consents and Approvals of Governmental Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

6.04 No Violation. The execution and delivery of this Agreement and each Related Document by the signatories thereto, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof does not and will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under or result in the creation of any Encumbrance of any kind upon any of the properties or assets of the Purchaser under, any provision of (i) the Articles of Organization or Operating Agreement of the Purchaser, (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, commitment or loan or other Contract to which the Purchaser is a party or by which any of its properties or assets are bound, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or its property or assets.

6.05 Broker’s Fees. Except as set forth on Schedule 6.05, the fees and expenses of which shall be paid solely by the Purchaser, neither the Purchaser nor anyone acting on its behalf has made any commitment or done any other act which would create any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

7.01 Conditions to Obligations of the Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and warranties of Seller contained in this Agreement, the Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Seller shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement and each of the Related Documents to be performed or complied with by it prior to or on the Closing Date.

(c) No Proceeding shall have been commenced against Purchaser or Seller, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) There shall not have occurred any event that resulted in a material adverse effect on the Business or the Acquired Assets, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business or the Acquired Assets.

(e) The Purchaser shall have received financing, on terms acceptable to Purchaser in its sole discretion, that is sufficient to fund the Purchase Price and all other Purchaser transaction expenses related to the negotiation, execution and closing of this Agreement (as determined by Purchaser).

(f) Seller shall have delivered to Purchaser the documents and other deliveries set forth in Section 3.02.

7.02 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and warranties of Purchaser contained in this Agreement, the Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Purchaser shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement and each of the Related Documents to be performed or complied with by it prior to or on the Closing Date.

(c) No Proceeding shall have been commenced against Purchaser or Seller, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) Purchaser shall have delivered to Seller the documents and other deliveries set forth in Section 3.03.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.01 Survival. All representations and warranties made by any party hereto in this Agreement or in the attached Schedules or in any exhibit or certificate delivered pursuant hereto shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that the representations and warranties in (i) Section 5.01 (Organization), Section 5.02 (Authorization), Section 5.03 (Valid and Binding), and Section 5.08 (Title to the Acquired

Assets) (collectively, the “Fundamental Representations”) shall survive indefinitely, and (ii) Section 5.10 (Taxes) and Section 5.11 (Employees) shall survive for the full period of all applicable statutes of limitations plus sixty (60) days. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.

8.02 Notice of Damages. A party seeking indemnity hereunder (the “Indemnified Party”) will give the party from whom indemnity is sought hereunder (the “Indemnitor”) prompt notice (hereinafter, the “Indemnification Notice”) of any demands, claims, actions or causes of action (collectively, “Claims”) asserted against the Indemnified Party. Failure to give such notice shall not relieve the Indemnitor of any obligations which the Indemnitor may have to the Indemnified Party under this Article VIII, except to the extent that such failure has prejudiced the Indemnitor under the provisions for indemnification contained in this Agreement or the Indemnitor’s ability to defend such Claim. For purposes of this Article VIII, (i) the Purchaser, on the one hand, and the Seller, on the other hand, shall be deemed to be the “Indemnified Party”, and (ii) the Purchaser, on the one hand, and the Seller on the other hand, shall be deemed to be the “Indemnitors”, as the case may be.

8.03 Agreements to Indemnify.

(a) Subject to the terms and conditions of this Article VIII, Seller covenants and agrees to indemnify, defend and hold harmless the Purchaser and its Affiliates (including any officer, director, stockholder, partner, shareholder, member, employee, agent or Representative of any thereof) (a “Purchaser Affiliate”) from and against all assessments, losses, damages, liabilities, costs and expenses, including without limitation interest, penalties and reasonable fees and expenses of legal counsel (collectively, “Damages”) imposed upon or incurred by the Purchaser or any Purchaser Affiliate arising out of, in connection with or resulting from: (i) any inaccuracy in or breach of any representation or warranty of the Seller contained in or made pursuant to this Agreement or any Related Document to which the Seller is a party; (ii) any breach or nonfulfillment of any covenant or agreement of the Seller contained in or made pursuant to this Agreement or any Related Document to which the Seller is a party; (iii) all Excluded Assets; (iv) all Excluded Liabilities; (v) any and all Claims based upon, resulting from or arising out of the ownership and operation of the Business or the Acquired Assets on or prior to the Closing Date, whether or not incurred prior to the Closing Date (other than with respect to the Assumed Liabilities); (vi) any and all Damages or other losses for or in respect of Taxes actually incurred by, imposed upon, or assessed against Purchaser as a result of or relating to any Tax liability of Seller or the Business for any period ending on or before the Closing Date; and (vii) any and all Claims made by creditors of the Seller including, without limitation, relating to the provisions of any bulk sales laws and any other similar laws (including state Tax laws) of any state or other jurisdiction that may be applicable to the transactions contemplated hereby.

(b) Subject to the terms and conditions of this Article VIII, the Purchaser covenants and agrees to indemnify, defend and hold harmless the Seller and its Affiliates (including any successor or assigns, officer, director, stockholder, partner, member, employee, agent or Representative thereof) from and against all Damages imposed upon or incurred by such Indemnified Party arising out of or in connection with or resulting from: (i) any breach of any representation or warranty of, or nonfulfillment of any covenant or agreement of, the Purchaser contained in or made pursuant to this Agreement or any Related Document to which the Purchaser is a party; (ii) any and all Assumed Liabilities; and (iii) any and all Claims based upon, resulting from or arising out of the ownership or operation of the Business or the Acquired Assets after the Closing Date, provided that such Claims do not stem from or relate to any event that occurred prior to Closing.

(c) The Indemnitor shall reimburse an Indemnified Party promptly after delivery of an Indemnification Notice certifying that the Indemnified Party has incurred Damages after compliance with the terms of this Article VIII; provided, however, that the Indemnitor shall have the right to contest any such Damages or its obligations to indemnify therefor in accordance with the terms of this Agreement. No party shall be liable for any inaccuracy or breach of any representation or warranty contained in this Agreement if the party seeking indemnification for such breach or inaccuracy had knowledge of such breach or inaccuracy prior to Closing. Prior to Closing, Purchaser shall notify Seller in writing of any such inaccuracy or breach by Seller of which Purchaser has actual knowledge.

8.04 Conditions of Indemnification of Third Party Claims. The obligations and liabilities of an Indemnitor under Section 8.03 hereof with respect to Damages resulting from Claims by Persons not party to this Agreement shall be subject to the following terms and conditions:

(a) Promptly after delivery of an Indemnification Notice in respect of a Claim and subject to paragraph (c) of this Section 8.04, the Indemnitor may elect, by written notice to the Indemnified Party, to undertake the defense thereof with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of Indemnitor. If the Indemnitor chooses to defend any Claim, the Indemnified Party shall cooperate with all reasonable requests of the Indemnitor and shall make available to the Indemnitor any books, records or other documents within its control that are necessary or appropriate for such defense.

(b) In the event that the Indemnitor, within a reasonable time after receipt of an Indemnification Notice, does not so elect to defend such Claim, the Indemnified Party will have the right (upon further notice to the Indemnitor) to undertake the defense, compromise or settlement of such Claim for the account of the Indemnitor, subject to the right of the Indemnitor to assume the defense of such Claim pursuant to the terms of paragraph (a) of this Section 8.04 at any time prior to settlement, compromise or final determination thereof, provided, that the Indemnitor reimburses in full all costs of the Indemnified Party (including reasonable attorney’s fees and expenses) incurred by it in connection with such defense prior to such assumption.

(c) Anything in this Section 8.04 to the contrary notwithstanding, (i) if the Indemnified Party reasonably believes there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party, the Indemnified Party shall have the right to participate in the defense, compromise or settlement of such Claim, provided that the Indemnitor shall not be liable for expenses of separate counsel of the Indemnified Party engaged for such purpose, and (ii) no Person who has undertaken to defend a Claim under Section 8.04(a) hereof shall, without written consent of all Indemnified Parties, settle or compromise any Claim or consent to entry of any judgment which does not include as an unconditional term thereof the release by the claimant or the plaintiff of all Indemnified Parties from all liability arising from events which allegedly give rise to such Claim.

8.05 Limitations on Indemnification. Notwithstanding anything to the contrary provided elsewhere in this Agreement, the obligations of any Indemnitor under this Agreement to indemnify any Indemnified Party with respect to any Claim pursuant to Section 8.03 shall be of no force and forever barred unless the Indemnified Party has given the Indemnitor notice of such Claim prior to the end of the applicable survival period. The Purchaser shall not be entitled to indemnity pursuant to Section 8.03(a)(i) until the aggregate amount of all Claims exceeds $25,000 (the “Threshold Amount”) at which time Purchaser shall be entitled to recover the aggregate amount of all Claims including those in the Threshold Amount. The maximum indemnification pursuant to Section 8.03(a)(i) to which the Purchaser shall be entitled shall be limited to twenty-five percent (25%) of the Purchase Price (the “Indemnification Cap”); provided, however, that Claims (or Damages) arising out of or related to (i) fraud by Seller, or (ii) a breach of the Fundamental Representations shall not be subject to the Indemnification Cap. In any event, the parties shall fully cooperate with each other and their respective counsel in accordance with Section 8.04 in connection with any such litigation, defense, settlement or other attempted resolution.

8.06 Exclusive Remedy. From and after the Closing, except in the event of fraud, the Seller shall not be liable or responsible in any manner whatsoever to the Purchaser or any Purchaser Affiliate whether for indemnification or otherwise, except pursuant to the indemnification remedies and other remedies provided in this Article VIII which shall be the exclusive remedies and causes of action of the Purchaser and Purchaser Affiliates, with respect to any matter arising out of or in connection with this Agreement or any Schedule or Exhibit hereto or any certificate delivered by the Seller in connection herewith.

8.07 No Consequential Damages. No party shall be obligated to indemnify the other party pursuant to this Article VIII with respect to any indirect, special, incidental, consequential or punitive damages or loss of profits relating to the breach or alleged breach of any representation, warranty, covenant or agreement contained herein or in any Related Documents.

8.08 Insurance and Tax Benefits. Any Indemnified Party’s right to indemnification pursuant to this Article VIII will be reduced by all Tax benefits and insurance or other third party indemnification proceeds received by an Indemnified Party as a result of such Damages.

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by Purchaser by written notice to Seller if Purchaser is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Seller within ten (10) days of Seller’s receipt of written notice of such breach from Purchaser;

(c) by Seller by written notice to Purchaser if Seller is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Purchaser within ten (10) days of Purchaser’s receipt of written notice of such breach from Seller; or

(d) by either party if any of the conditions set forth in Article VII shall not have been fulfilled by May 31, 2020, which extended date is conditioned upon payment of an additional Two Thousand Dollars ($2,000) per each business day past April 15, 2020 by Purchaser to Seller to be treated as an increase to the Purchase Price unless, in each case (including with respect to the payments described above), such failure shall be due to the failure of the terminating party to perform or comply with any of the covenants or agreements hereof to be performed or complied with by it prior to the Closing; provided, however, that no payments described in this Section 9.01(d) for any such extended closing date will be owed by Purchaser to Seller if such failure is caused by Seller’s delay to satisfy any of the conditions set forth in Article VII.

9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) as set forth in this Article IX and Sections 10.2 through 10.12; and

(b) that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01 License to Excluded Software. Effective as of the Closing Date, Seller hereby grants to Purchaser, its Affiliates (whether or not presently existing) and their successors a perpetual, fully-paid, royalty-free, transferrable, sub-licensable, non-exclusive license to the Excluded Software (the “License”); provided, however, that the License shall not be transferable to an Affiliate or legal successor of Purchaser that directly competes with Seller’s Continuing Business.

10.02 Expenses. Except as otherwise provided herein, the Seller shall pay all expenses incurred by or on behalf of the Seller, and the Purchaser shall pay all expenses incurred by or on behalf of the Purchaser, in each case in connection with this Agreement or any transaction contemplated by this Agreement, whether or not such transaction shall be consummated, including without limitation all fees of its or their respective legal counsel and accountants.

10.03 Notices. All notices, requests, demands, consents or waivers and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or by facsimile (with immediate confirmation), one business day after being sent if by nationally recognized overnight courier or if mailed, then four days after being sent by certified or registered mail, return receipt requested with postage prepaid:

(i)	If to the Purchaser, to:

SecureCo, LLC

165 West End Avenue, #19N New York, NY 10023

Attn: Alexander Harrington, CEO

with a copy to:

Pepper Hamilton LLP

70 Linden Oaks, Suite 210

Rochester, NY 14625

Attention: Andrew P. Zappia, Esq.

Facsimile: 585.270.2179

(ii)	If to the Seller, to:

Peerstream, Inc.

122 East 42nd Street, 34th Floor

New York, NY 10168 Attention:

Mr. Jason Katz Chief Executive Officer Facsimile: _______

with a copy to:

Pryor Cashman LLP

7 Times Square, 39th Floor

New York, New York 10036

Attention: Eric B. Woldenberg, Esq.

Facsimile: 212-326-0806

or, in each case, to such other person or address as any party shall furnish to the other parties in writing.

10.04 Binding; No Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Seller without the prior written consent of the Purchaser. The Purchaser may assign all or part of this Agreement and its rights hereunder, (i) to an Affiliate or

(ii) from and after the Closing to a Person, not a party to this Agreement, who acquires substantially all of the assets of such party and who assumes all of the obligations of such party hereunder, provided in each such case that no such assignment shall release such party from its duties and obligations hereunder.

10.05 Severability. If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances. In addition, if any one or more of the provisions contained in this Agreement shall for any reason in any jurisdiction be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law of such jurisdiction as it shall then appear.

10.06 Governing Law; Consent to Jurisdiction and Venue.

(a) This Agreement shall be governed by the laws of the State of New York as to all matters including, but not limited to, matters of validity, construction, effect, performance and liability, without consideration of conflicts of laws provisions contained therein, and the courts of the State of New York have exclusive jurisdiction of all disputes with respect to an alleged breach of any representation, warranty, agreement or covenant of this Agreement, including any dispute relating to the construction or interpretation of the rights and obligations of any party, which is not resolved through discussion between the parties.

(b) Each of the parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in New York County in any Proceeding commenced by either party or to which either party is a party arising out of or relating to this Agreement, any Related Document or any transaction contemplated hereby or thereby. The parties hereby irrevocably waive, to the fullest extent it or they may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding. The parties also irrevocably and unconditionally consent to the service of any and all process in any such action or Proceeding by the mailing of copies of such process by certified mail to the parties and their counsel, at their respective addresses specified in Section 10.03. The parties further irrevocably and unconditionally agree that a final judgment in any such Proceeding (after exhaustion of all appeals or expiration of the time for appeal) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

10.07 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.08 Headings. The title of this Agreement, and the headings of the Sections, Articles and Schedules to this Agreement, are for reference purposes only and shall not be used in construing or interpreting this Agreement.

10.09 Entire Agreement; Amendment; Waiver. This Agreement and each Related Document delivered pursuant to the terms hereof, sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior agreements, promises, covenants, arrangements, representations or warranties, whether oral or written, by any party hereto or any officer, director, employee or representative of any party hereto. No modification or waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party to be charged therewith. The waiver of breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any other breach of the same or any other term or condition.

10.10 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their successors or assigns any rights or remedies under or by reason of this Agreement.

10.11 Publicity. From the date hereof through the Closing Date, no party hereto shall make any announcement of the transactions contemplated hereby without the prior written consent of the other parties hereto. From and after the Closing Date, except as otherwise required by law, the parties shall not make any announcement, issue any press release or disseminate information to the press or any third party regarding this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party.

10.12 No Presumption. The Seller and the Purchaser have each participated in the negotiation and drafting of this Agreement and have each been represented throughout to his or its satisfaction by legal counsel of its choosing. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the day and year first above written.

PURCHASER:

SECURECO, LLC

By:	/s/ Alexander Harrington
Name:	Alexander Harrington
Title:	Chief Executive Officer

SELLER:

PEERSTREAM, INC.

By:	/s/ Jason Katz
Name:	Jason Katz
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

APPENDIX I

1.01 “Accounts Receivable” means any and all amounts and other obligations owed to the Seller by reason of a sale of a good or provision of a service.

1.02 “Acquired Assets” shall mean those assets, and rights of every kind and description of the Seller used or useful in the Business, other than the Excluded Assets, comprised of:

(a) all Tangible Property, including, without limitation, such property listed on Schedule 1.02(a) hereto;

(b) all prepaid expenses and deposits of the Seller with third parties relating to the Business, including, without limitation, those listed and described on Schedule 1.02(b) hereto;

(c) all Acquired Intellectual Property, including, without limitation, that listed and described on Schedule 1.02(c) hereto;

(d) all of the Seller’s right, title and interest in, to and under all Contracts related to the operation, use or maintenance of the Business or the Acquired Assets set forth on Schedule 1.02(d) hereto (the “Acquired Contracts”);

(e) except as otherwise required by law, all personnel records and files of the Seller or its Affiliates with respect to the Transferred Employees;

(f) all rights, Claims and causes of action under non-disclosure, non-compete, non-solicitation, non-piracy, non-accept and other restrictive covenant agreements with former and present employees, officers, directors, independent contractors, consultants and agents of the Seller, in each case, which run in favor of the Seller and relate to the Business or the Transferred Employees;

(g) to the extent not covered by clauses 1.02(a) through 1.02(h) above, all customer, lead, mailing, circulation, purchaser and all other lists, accounts, books and records of the Seller related to the Business, (including without limitation those relating to (i) the purchase of materials, supplies or services, and (ii) the production, marketing and sale of Products or Services, including all correspondence and other files), and all other existing records of the Seller related to the Business, and all computerized records, together with the related documentation used in connection therewith; all restrictive covenants prohibiting competition, solicitation of employees, vendors, suppliers, customers, agents, consultants and independent contractors, and the use and disclosure of confidential information and similar covenants which run in favor of the Seller;

(h) Governmental Authorizations related to the Business listed and described on Schedule 5.09 hereto;

(i) all goodwill of the Seller associated with the Acquired Assets and the Business; and

(j) all assets set forth on Schedule 1.02.

1.03 “Acquired Intellectual Property” shall mean the Owned Intellectual Property, the Licensed Intellectual Property and any other Intellectual Property owned, used or held by Seller and related to or used in the Business, including all of Seller’s right, title and interest in, to and under such Intellectual Property, including, without limitation, with respect to the Owned Intellectual Property and the Licensed Intellectual Property;

1.04 “Affiliate” shall mean an affiliate of an individual or entity as the term “affiliate” is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended.

1.05 “Agreement” shall mean this Asset Purchase Agreement and all schedules and exhibits hereto.

1.06 “Assignment and Assumption Agreement” shall have the meaning ascribed to such term in Section 3.02.

1.07 “Assumed Liabilities” shall have the meaning ascribed to such term in Section 2.03(a).

1.08 “Business” shall have the meaning ascribed to such term in the first WHEREAS clause of this Agreement.

1.09 “Claim” shall have the meaning ascribed to such term in Section 8.02.

1.10 “Closing” shall have the meaning ascribed to such term in Section 3.01.

1.11 “Closing Date” shall have the meaning ascribed to such term in Section 3.01.

1.12 “Contract” shall mean, with respect to any Person, any agreement, contract, license, commitment, lease, or other arrangement, understanding, restriction or commitment of any kind, written or oral to which such Person’s properties, operations, business or assets are bound.

1.13 “Copyrights” shall mean any copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing.

1.14 “Damages” shall have the meaning ascribed to such term in Section 8.03(a).

1.15 “Employee Benefit Plan” shall mean any plan, program, policy, practice, contract, agreement, understanding or other arrangement providing for employment, engagement, compensation, severance, bonus, retention, incentive, termination, deferred compensation, equity or equity derivative, retirement, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, which is or has been maintained, contributed to, or required to be contributed to, by Seller, directly or indirectly, for the benefit of any Offered Employee.

1.16 “Encumbrance” shall mean any charge, Claim, equitable interest, restriction of any kind, license, mortgage, pledge, lien, security or other third party right or interest of any kind whatsoever, conditional sales agreement, option, encumbrance or charge of any kind affecting real or personal property.

1.17 “Excluded Assets” shall have the meaning ascribed to such term in Section 2.02.

1.18 “Excluded Liabilities” shall have the meaning ascribed to such term in Section 2.03(b).

1.19 “Excluded Software” shall have the meaning ascribed to such term in Section 2.02.

1.20 “Fundamental Representations” shall have the meaning ascribed to such term in Section 8.01.

1.21 “Governmental Authority” means, with respect to any jurisdiction or combination of jurisdictions: (i) any U.S. federal, state, local, municipal, foreign or other government or governmental authority or subdivision of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (ii) any multi-national organization or body; (iii) anybody exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power over such jurisdiction, with respect to its Persons, properties or otherwise; (iv) any mediator, arbitrator or arbitral body; and (v) any authorized official of any of the foregoing.

1.22 “Governmental Authorizations” shall mean all governmental approvals, authorizations, certifications, consents, variances, permissions, licenses, directives, and Permits to or from, or filings, notices, or recordings to or with United States federal, state, and local Governmental Authorities.

1.23 “Governmental Contracts” shall mean those Contracts or requests for proposed Contracts between the Seller and Governmental Authorities that are Acquired Contracts.

1.24 “Indemnification Notice” shall have the meaning ascribed to such term in Section 8.02.

1.25 “Indemnification Cap” shall have the meaning ascribed to such term in Section 8.05.

1.26 “Indemnified Party” shall have the meaning ascribed to such term in Section 8.02.

1.27 “Indemnitor” shall have the meaning ascribed to such term in Section 8.02.

1.28 “Intellectual Property” shall mean all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (i) Patents; (ii) Trademarks;

(iii) Copyrights; (iv) mask works, and all registrations, applications for registration, and renewals thereof; (v) industrial designs, and all Patents, registrations, applications for registration, renewals thereof; (vi) Trade Secrets; (vii) Software; (viii) Programs, (ix) Program Documentation, (x) Web Sites and URLs and all content and data thereon or relating thereto, whether or not Copyrights; and (xi) all other intellectual or industrial property and proprietary rights.

1.29 “Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to any Intellectual Property that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted to which Seller is a party, beneficiary or otherwise bound or which otherwise affect the Acquired Intellectual Property.

1.30 “Intellectual Property Registration” shall mean an application (including provisional applications), certificate, filing, registration or other document seeking or confirming rights in Intellectual Property, filed with or issued, granted or recorded by any Governmental Authority in any jurisdiction anywhere in the world including any and all amendments to any of the foregoing.

1.31 “Harrington Employment Agreement” shall mean that certain Executive Employment Agreement by and between the Seller and Alex Harrington dated February 28, 2014, (i) as amended by (a) that certain First Amendment dated March 19, 2015, (b) that certain Second Amendment dated October 13, 2015, (c) that certain Third Amendment dated March 3, 2016, and (d) that certain Fourth Amendment dated October 7, 2016, and (ii) as modified by (a) that certain Waiver of Executive Employment Agreement Notice Provision dated November 13, 2019 and (b) that certain Waiver and Release of Claims dated December 13, 2019.

1.32 “Knowledge” means the actual or constructive knowledge of Jason Katz, after making due inquiry of Alexey P. Potakhov and Perry Scherer.

1.33 “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

1.34 “License” shall have the meaning ascribed to such term in Section 10.01.

1.35 “Licensed Intellectual Property” shall mean all Intellectual Property which the Seller uses or has the right to use pursuant to Third Party Licenses, including, but not limited to, such items listed on Schedule 1.35.

1.36 “Object Code” shall mean the sequence of instructions in binary form that is generated from Source Code and that is intended to be executable by a computer after suitable processing and linking, but without further intervening steps of compilation or assembly..

1.37 “Offered Employee” shall have the meaning provided such term in Section 4.04(a).

1.38 “Owned Intellectual Property” shall mean all Intellectual Property (i) created or developed by employees, officers, directors, consultants or Representatives of the Seller, or

(ii) otherwise owned or held by Seller and related to or used in the Business, including, but not limited to, such items listed on Schedule 1.38.

1.39 “Owned Software” shall mean any Software owned by the Seller and used in the Business.

1.40 “Patents” shall mean all issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models).

1.41 “Permit” shall mean any license, franchise, permit, consent, order, approval, authorization or registration from, of or with a governmental entity.

1.42 “Person” shall mean an individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization and governmental entity or any department, agency or political subdivision thereof.

1.43 “Proceeding” means any action, arbitration, mediation audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

1.44 “Products” shall mean any products marketed, sold or otherwise offered by the Seller in the operation of the Business.

1.45 “Programs” shall mean computer programs, operating systems, applications, and firmware, including all Software and compilations of data developed or acquired and owned by the Seller and at any time used or useful in the Business (including modifications or improvements to Licensed Intellectual Property) and including in each instance all Program Documentation with respect thereto.

1.46 “Program Documentation” shall mean Software Documentation for, and Trade Secrets relating to, any Program.

1.47 “Publicly Available Software” means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as “free software” or “open source software” (e.g. Linux), or pursuant to “open source,” “copyleft” or similar licensing and distribution models; and (b) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no or minimal charge. Publicly Available Software includes Software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (A) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g. PERL), (C) the Mozilla Public License, (D) BSD licenses, (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (G) the Apache Software License.

1.48 “Purchase Price” shall have the meaning provided such term in Section 2.04.

1.49 “Related Documents” shall mean all other agreements, instruments, documents and certificates to be executed and delivered pursuant to this Agreement.

1.50 “Representatives” shall mean the attorneys, accountants or other agents or employees of a party to this Agreement.

1.51 “Sackowitz Employment Agreement” shall mean that certain Executive Employment Agreement by and between the Seller and Eric Sackowitz dated May 5, 2017, as amended by that certain First Amendment dated June 8, 2018, and as modified by (i) that certain Waiver of Executive Employment Agreement Notice Provision dated November 13, 2019, and

(ii) that certain Waiver of Executive Employment Severance Provision dated December 13, 2019.

1.52 “Services” shall mean services offered or provided to third parties by the Seller in respect of the Business, including, but not limited to, access to and use of the Products.

1.53 “Severance Waiver Agreements” shall have the meaning ascribed to such term in Section 2.04.

1.54 “Software” shall mean computer code of any type (whether Source Code or Object Code) in any programming or markup language, underlying any type of computer programming (whether application software, middleware or system software) including, but not limited to, applets, assemblers, compilers, design tools, and user interfaces.

1.55 “Software Documentation” shall mean all records, technical and descriptive materials, documentation and procedures (including computerized records, if any) existing and relating to the creation, acquisition, design, development, programming, enhancement, modification, translation or other manipulation, operation, use or maintenance of any Software or database, and all embodiments and descriptions of such Software in any medium, including hardcopy versions and, if applicable, relevant Source Code files and including, but not limited to, all computer tapes, disks and CD-ROMs containing embodiments or descriptions of such Software (including all prior versions).

1.56 “Source Code” shall mean the human readable programming statements for Software that are created by a programmer with a text editor or visual programming tool and that are used to generate the Object Code. Source Code also includes Software Documentation (such as logic diagrams and flow charts, programmer comments and annotations, help text, data, data structures and instructions) where such Software Documentation is stored in or associated electronically with Source Code files.

1.57 “Tax” shall have the meaning ascribed to such term in Section 5.10.

1.58 “Tangible Property” shall mean all the machinery, furniture, fixtures, equipment and other tangible personal property related to the Business.

1.59 “Third Party License” shall mean all licenses, agreements, obligations or other commitments under which a Person has granted the Seller a right to use Intellectual Property but retains one or more rights to use such Intellectual Property.

1.60 “Trade Secrets” shall mean means trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein,

1.61 “Trademarks” shall mean trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing.

1.62 “Transferred Employee” shall have the meaning ascribed to such term in Section 4.04(a).

1.63 “Unassignable Government Contracts” shall have the meaning ascribed to such term in Section 4.03.

1.64 “URL” shall mean a uniform resource locator listed on Schedule 1.02(c).

1.65 “Web Sites” shall mean the content available at a URL.

EXHIBIT A

Purchase Price Allocation Schedule

The Purchase Price (as determined for U.S. federal income Tax purposes, which includes, without limitation, the amount of the Assumed Liabilities (to the extent required by tax law)) shall be allocated among the Acquired Assets in accordance with Section 1060 of the Code and the principles set forth below:

1. First, to any cash or cash equivalents classified as a “Class I” or “Class II” asset, an amount equal to the amount of cash and cash equivalents;

2. Next, to debt instruments (including accounts receivable) and any other asset classified as a “Class III asset” within the meaning of Treasury Regulation Section 1.338-6(b), an amount equal to its fair market value;

3. Next, to inventory and any other asset classified as a “Class IV asset” within the meaning of Treasury Regulation Section 1.338-6(b), an amount equal to its fair market value;

4. Next, to equipment, any other tangible depreciable asset and any other asset classified as a “Class V asset” within the meaning of Treasury Regulation Section 1.338-6(b), in the aggregate, an amount equal to its fair market value;

5. Finally, any remaining amounts not otherwise allocated above, to intangible assets classified as “Class VI assets” and goodwill and going concern value classified as a “Class VII asset” within the meaning of Treasury Regulations Section 1.338-6(b).

Schedule 1.02

Other Acquired Assets

●	Transfer of applicable AWS subaccount (PSP Admin (249554586096)).
●	Transfer of Backchannel App/certs from Apple Account
●	Jetbrain IDE licenses
●	PeerStream Github Account (to be transferred to a new account).

Schedule 1.02(a)

Tangible Assets

Asset	Quantity	Employee User	Description/Notes
Laptop	1	Sackowitz, Eric	2017 Macbook Pro
Laptop	1	Robinson, Chad	2017 Macbook Pro
Smartphone	1	Sackowitz, Eric	iPhone X
Smartphone	1	Mcpherson, Jeremy	Android
Smartphone	1	Robinson, Chad	iPhone 8
Laptop	1	Spector, Lawrence	2017 Macbook Pro
Laptop	1	Mcpherson, Jeremy	2015 Macbook Pro
Smartphone	1	Mcpherson, Jeremy	iPhone 7
Smartphone	1	Mcpherson, Jeremy	Galaxy S4
Smartphone	1	Mcpherson, Jeremy	Galaxy S8
Smartphone	1	Mcpherson, Jeremy	Galaxy Note 4
Laptop	1	Fowler, Adam	2017 Macbook Pro
Smartphone	1	Fowler, Adam	iPhone X (cracked screen)
Laptop	1	Misiewicz, Sebastian	2012 Macbook Pro
Laptop	1	Misiewicz, Sebastian	2015 Macbook Pro
Smartphone	1	Misiewicz, Sebastian	iPhone 7
Smartphone	1	Misiewicz, Sebastian	Galaxy S10
Mifi Hotspot	1	Robinson, Chad	AT&T Hotspot device
Mac Mini Build Box	1	N/A	Mac Mini
Macbook Pro Build Box	1	N/A	2012 Macbook Pro
Monitor	3	Fowler, Adam	Various brands
Smartphone	1	Sackowitz, Eric	Android Galaxy S8
Laptop	1	Harrington, Alex	2017 Macbook Pro
Monitor	1	Harrington, Alex	Apple Monitor
Build Laptop	1	N/A	2017 Macbook Pro
PSP Demo Gear	1	Robinson, Chad	Raspberry Pi’s

Schedule 1.02(b)

Prepaid Expenses and Deposits of the Seller

NONE

Schedule 1.02(c)

Acquired Intellectual Property

Schedules 1.34 and 1.36 are hereby incorporated by reference

Schedule 1.02(d)

Contracts

MOUs:

CACI

Vertiprime Rivetz

Contractor agreements with:

Alice Dysart

Marc Flicker

Government Contracts:

Submission to DIA

Submission to DIU

Submission to SOCOM

CRADA with Army C5ISR (prospective)

PeerStream NDAs with:

●	Envistacom
●	BT Federal
●	CACI
●	Blackberry
●	Rivetz
●	Vertiprime
●	Intelligent Waves
●	Next Space Solutions
●	CNF Technologies
●	Kings Peak Wireless (DISH)
●	Imperium Global
●	Plato Technologies
●	Sparq Global
●	Pennovate
●	SNDR

Schedule 1.34

Licensed Intellectual Property

NONE

Schedule 1.36

Owned Intellectual Property

●	Software located in Github: https://github.com/peerstream
●	Any further software saved locally on developer machines related to the Business, other than the Excluded Software.
●	Schedule 5.07(b) is hereby incorporated by reference.

Schedule 2.02(iii)

Excluded Assets

NONE.

Schedule 2.02(iv)

Excluded Software

License of forked version of Paltalk CCOR component for middleware and server used for WEBRTC video and audio.

Schedule 4.04(a)

Seller Employees

Fowler, Adam Harrington, Alexander Mcpherson, Jeremy Misiewicz, Sebastian Robinson, Chad Sackowitz, Eric Spector, Lawrence Yavner, Gregory

NOTE, all of these people have been terminated other than Eric Sackowitz

Schedule 5.04

No Violation

NONE

Schedule 5.05

Consents

Unassignable Governmental Contracts

Schedule 5.06

Contracts and Commitments

NONE

Schedule 5.07(b)

Trademarks and Trademark Registrations

●	Trademarks: Backchannel, PSP, SecureCo
●	URLs: Backchannel.live, SecureCo.io
●	Websites: PeerStreamProtocol.io (subject to being renamed), SecureCo.io

Schedule 5.07(c)

Intellectual Property Agreements

NONE with respect to the Acquired Assets

Schedule 5.07(e)

Publicly Available Software

Open source items set forth at the following Internet addresses as of the date of the Agreement:

●	https://github.com/potakhov/loge
●	https://docs.google.com/document/d/1Ty2irVrokfnwrqnZU-iWillaC8tq-HKHHFOjuCqlwhg/edit

Schedule 5.08

Title to the Assets

NONE

Schedule 5.09

Licenses and Permits

NONE

Schedule 5.11(b)

Employee Matters

All employees including Eric Sackowitz will have been terminated as of 2/29/20.

Schedule 5.12

Litigation

NONE

Schedule 6.05

Broker’s Fees

●	Finder’s Fee Agreement among Urban America FL, LLC, Airware LLC and Purchaser (as it may be amended, modified and/or restated from time to time).

●	Agreement with Alice Dysart (as it may be amended, modified and/or restated from time to time).

50